FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES CASH DIVIDEND

SHANGHAI, PRC — April 15, 2010 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), a leading Chinese online game developer and operator, today announced that the Board of Directors has declared a cash dividend in the amount of US$0.18 per ordinary share on its outstanding shares.  The ordinary cash dividend is payable on May 10, 2010 (Eastern Time) to shareholders of record at the close of trading on April 26, 2010 (Eastern Time).

Holders of the Company’s American Depositary Shares ("ADS"), each representing one ordinary share, are accordingly entitled to the cash dividend of $0.18 per ADS. Citibank, N.A., depositary bank for Giant’s ADR program, expects to pay out dividends to ADS holders on May 10, 2010 (Eastern Time).

The Company expects the total cash payment to be approximately US$40.9 million. Dividend payments may be subject to PRC withholding taxes.

As of December 31, 2009, the Company’s cash, cash equivalents, short-term investments and held-to-maturity securities totaled US$791.0 million.

About Giant

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share according to iResearch Consulting Group, an independent Chinese research center, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, Giant Online, King of Kings III, The Golden Land, XT Online, and My Sweetie.  Giant has several additional online games that it intends to launch, including ZT Online II, Dragon Soul, and Allods Online.  Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of December 31, 2009 consisted of over 290 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

FOR IMMEDIATE RELEASE

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements related to the amount and timing of expected payment of cash dividends on our ordinary shares. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.  Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Among the factors that could cause our actual results to differ from what we currently anticipate may include uncertainties with respect to the audit adjustment, the PRC legal and regulatory environments and volatility in the markets we operate in, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of our annual report for fiscal year 2008. Any projections in this release are based on limited information currently available to us, which is subject to change.  Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contacts:

Investor Contact: Rich Chiang, IR Manager Giant Interactive Group Inc. +86 21 6451 1258	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212)889-4350

Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712	Media Contact: Jason Marshall Taylor Rafferty +1 (212)889-4350